EXHIBIT 99.1

Endeavour Silver Announces Strong Year End 2021 Financial and Operating Results with Earnings Per Share of $0.08

VANCOUVER, British Columbia, March 10, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce its financial and operating results for the year ended December 31, 2021. All dollar amounts are in US dollars (US$).

“2021 marked another strong year for Endeavour Silver. Our two producing mines – Guanaceví and Bolañitos – generated significant operating cash flow that we are using to extend mine lives and fund future growth,” stated Dan Dickson, CEO of Endeavour Silver. “Investment in the next leg of our growth, the transformational Terronera project, began last fall and is advancing well. While project financing is moving more slowly than expected, the project continues to move forward and with the receipt of financing and board approval in the next couple of months, is still expected to complete commissioning in H1 2024.

2021 Highlights

  Production Surpasses 2021 Guidance: 4,870,787 ounces (oz) of silver and 42,262 oz of gold for 8.3 million oz silver equivalent (AgEq)1.
  Highest Recorded Revenue in 5 years: Net revenue of $165.3 million from the sale of 3,856,883 oz of silver and 39,113 oz of gold at average realized prices of $25.22 per oz silver and $1,790 per oz gold. Management withheld metal sales during the year and carried a significant metal inventory at year end totaling 1,028,340 oz silver and 1,044 oz gold of bullion inventory and 54,270 oz silver and 2,630 oz gold in concentrate inventory.
  Improved Net Earnings: $14.0 million, or $0.08 per share, up from net earnings of $1.2 million, or $0.01 per share in 2020. Net earnings in 2021 were impacted by the increased finished goods inventory held, which was carried at a cost of $15.6 million compared to the estimated fair market value of $31.7 million at December 31, 2021.
  Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)(2): $54.9 million, an increase of 87% from 2020.
  Increased Cash Flow: $32.2 million in operating cash flow before working capital changes(2), an increase of 12%. Mine operating cash flow before taxes(2) was $61.9 million, an increase of 10%.
  Costs Impacted by Industry-Wide Inflationary Pressures: Cash costs(2) of $9.31 per oz payable silver and all-in sustaining costs (2) of $20.34 per oz payable silver, net of gold credits were slightly above guidance due to increased labour, power and consumables costs.
  Strong Balance Sheet: Cash position of $103.3 million and working capital(2) $121.2 million as at December 31, 2021.
  Guanaceví Continued to Outperform: Silver and gold grades continued to deliver well above plan and throughput approached plant capacity.
  Bolañitos’ Performance Remained Steady: Silver grades and plant throughput exceeded plan with gold grades slightly below plan.
  Encouraging Brownfields Exploration Results from Guanaceví and Bolañitos: Drilling continued to intersect high-grade gold-silver mineralization in the Santa Cruz vein at Guanaceví and to intersect multiple mineralized structures near current workings at Bolañitos.
  Positive Greenfields Exploration Results from the Parral Project: Drilled over 18,000 metres targeting several areas along the La Colorada vein with encouraging results in areas outside the current mineral resource estimate.
  Continued to Advance the Terronera Project: Work continued on final detailed engineering, early earth works, critical contracts and procurement of long lead items. The financing and final permitting processes are progressing, however, delays caused by the Omicron variant have slightly extended the anticipated timeline. The Company intends to make a formal construction decision subject to completion of financing and receipt of additional amended permits in the coming months.
  Sold El Cubo Assets: The Company sold its El Cubo assets in Guanajuato, Mexico to Guanajuato Silver Company (formerly Vangold Mining Corp) for $15 million plus contingent payments of up to $3 million in a transaction that closed April 9, 2021.
  Suspended Operations at El Compas: Management suspended operations at El Compas in mid-August and is currently evaluating its alternatives for the asset.
  Acquired Bruner, an Advanced Stage Exploration Project: Ideally situated within Nevada’s Walker Lane northwest trending mineral belt, this acquisition closed on September 1, 2021.

Financial Overview (see appendix for consolidated financial statements)

Three Months Ended December 31			2021 Highlights	Year Ended December 31
2021	2020	% Change		2021	2020	% Change
Production
1,443,564	1,117,289	29%	Silver ounces produced	4,870,787	3,513,767	39%
9,446	12,586	(25%)	Gold ounces produced	42,262	37,139	14%
1,432,578	1,108,848	29%	Payable silver ounces produced	4,826,681	3,482,094	39%
9,261	12,314	(25%)	Payable gold ounces produced	41,438	36,392	14%
2,199,244	2,124,169	4%	Silver equivalent ounces produced(1)	8,251,747	6,484,887	27%
8.65	6.83	27%	Cash costs per silver ounce(2)	9.31	5.55	68%
11.99	14.58	(18%)	Total production costs per ounce(2)	14.70	14.01	5%
19.48	18.52	5%	All-in sustaining costs per ounce(2)	20.34	17.59	16%
213,492	237,389	(10%)	Processed tonnes	887,424	757,160	17%
112.91	105.07	7%	Direct operating costs per tonne(2)	115.36	101.17	14%
136.62	129.66	5%	Direct costs per tonne(2)	133.97	114.57	17%
13.41	14.83	(10%)	Silver co-product cash costs(2)	15.11	12.97	16%
1,038	1,129	(8%)	Gold co-product cash costs(2)	1,072	1,109	(3%)
Financial
48.5	60.7	(20%)	Revenue ($ millions)	165.3	138.4	19%
1,413,699	1,419,037	(0%)	Silver ounces sold	3,856,883	3,460,638	11%
8,715	13,850	(37%)	Gold ounces sold	39,113	35,519	10%
23.41	24.76	(5%)	Realized silver price per ounce	25.22	21.60	17%
1,811	1,885	(4%)	Realized gold price per ounce	1,790	1,846	(3%)
(0.5)	19.9	(102%)	Net earnings (loss) ($ millions)	14.0	1.2	1104%
(0.5)	20.3	(102%)	Adjusted net earnings (loss) (2) ($ millions)	(8.6)	1.6	(646%)
12.2	20.8	41%	Mine operating earnings (loss) ($ millions)	36.4	27.3	33%
18.2	30.2	(40%)	Mine operating cash flow before taxes ($ millions)(2)	61.9	56.2	10%
10.7	21.6	(51%)	Operating cash flow before working capital changes(2)	32.2	28.8	12%
10.7	24.3	(56%)	Earnings before ITDA(2) ($ millions)	54.9	29.4	87%
121.2	70.4	72%	Working capital (2) ($ millions)	121.2	70.4	72%
Shareholders
0.00	0.13	(100%)	Earnings (loss) per share – basic	0.08	0.01	700%
0.00	0.13	(98%)	Adjusted earnings (loss) per share – basic(2)	(0.05)	0.01	(593%)
0.06	0.14	(54%)	Operating cash flow before working capital changes per share(2)	0.19	0.19	1%
170,518,894	157,536,658	8%	Weighted average shares outstanding	167,289,732	150,901,598	11%

(1) Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.

(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements on SEDAR at www.sedar.com.

For the year ended December 31, 2021, net revenue, net of $2.0 million of smelting and refining costs, increased by 19% to $165.3 million (2020: $138.4 million).

Gross sales of $167.3 million in 2021 represented a 19% increase over the $140.2 million in 2020. Silver oz sold increased by 11% with a 17% increase in the realized silver price, resulting in a 30% increase in silver sales. Gold oz sold increased by 10% with a 3% reduction in the realized gold price, resulting in a 7% increase in gold sales. During the period, the Company sold 3,856,883 oz silver and 39,113 oz gold for realized prices of $25.22 and $1,790 per oz, respectively, compared to sales of 3,460,638 oz silver and 35,519 oz gold for realized prices of $21.60 and $1,846 per oz, respectively, in 2020. In 2021, silver and gold London spot prices averaged $25.14 and $1,799, respectively.

The Company significantly increased its finished goods silver and gold inventory to 1,082,610 oz and 3,674 oz, respectively, at December 31, 2021 compared to 116,484 oz silver and 1,459 oz gold at December 31, 2020. The cost allocated to these finished goods was $15.6 million at December 31, 2021 compared to $3.6 million at December 31, 2020. At December 31, 2021, the finished goods inventory fair market value was $31.7 million, compared to $5.8 million at December 31, 2020. Earnings and other financial metrics, including mine operating cash flow(2), operating cash flow(2) and EBITDA(2) were impacted by the increased bullion inventory held at year end.

After cost of sales of $128.9 million (2020 - $111.1 million), an increase of 16%, mine operating earnings were $36.4 million (2020 - $27.3 million). The increase in cost of sales was due to increased production, labour, power and consumables costs and significantly higher royalty costs, offset by improved productivity at the Guanaceví and Bolañitos operations. Royalties increased 69% to $13.8 million due to increased mining of the high-grade Porvenir and Porvenir Cuatro extensions at the Guanaceví operation, which are subject to significantly higher royalty rates. During 2021 the Company’s operations experienced higher than budgeted costs due to global supply constraints, inflationary pressure, materials shortages, labour costs tracking higher than planned and increased purchased ore at the Guanaceví operation. In 2020, there was a temporary suspension of the Guanaceví, Bolañitos and El Compas operations due to COVID-19, which impacted sales and costs of sales during that period.

The Company had operating earnings of $22.3 million (2020: operating loss $0.8 million) after exploration and evaluation costs of $17.9 million (2020: $9.8 million), general and administrative costs of $10.1 million (2020: $12.7 million), an impairment reversal of $16.8 million (2020: $0.4 million impairment expense), care and maintenance cost of $1.3 million (2020: $5.2 million), severance cost of $0.7 million in severance (2020: $Nil) and a write-off of exploration properties of $0.7 million (2020: $Nil). The impairment reversal of $16.8 million is resulting from the valuation assessment performed for the El Cubo mine and related assets upon classification as held for sale whereas the 2020 impairment charge on non-current assets of $0.4 million related to the value in use estimates of the Guanaceví and El Compas operations. The $1.3 million in care and maintenance costs for 2021 are comprised of $0.7 million recognized for the El Cubo operation for costs to the sale of the mine and related assets in April 2021, and $0.6 million recognized for the El Compas operation, where operations were suspended in mid-August, 2021. During the comparative period of 2020 the Company recognized $3.0 million in care and maintenance costs for the suspended El Cubo operation and $2.2 million in care and maintenance costs related to the temporary suspension of the Guanaceví, Bolañitos and El Compas operations due to COVID-19.

Earnings before income taxes were $29.7 million (2020: loss before income taxes $1.0 million) after finance costs of $1.0 million (2020: $1.3 million), a foreign exchange loss of $1.1 million (2020: $1.5 million), a gain on disposal of the El Cubo mine and related assets of $5.8 million (2020: $Nil) and investment and interest income of $3.7 million (2020: $2.6 million).

The Company realized net earnings for the period of $14.0 million (2020: $1.2 million) after an income tax expense of $15.7 million (2020: income tax recovery of $2.2 million). Current income tax expense increased to $3.5 million (2020 - $3.0 million) due to increased profitability impacting the special mining duty, while deferred income tax expense of $12.2 million is primarily due to the estimated use of loss carryforwards to reduce taxable income at Guanaceví (2020 – deferred income tax recovery $5.2 million).

Direct operating costs(2) on a per tonne basis increased to $115.36, up 14% compared with 2020 due to higher operating costs at Guanaceví and Bolañitos. Guanaceví and Bolañitos have seen increased labour, power and consumables costs and at Guanaceví, increased third party ore purchased and operating development have increased compared to the prior year. There has also been a slight appreciation of the Mexican Peso to US Dollar foreign exchange rate compared to the prior period, which increased expenses denominated in Mexican Pesos.

Consolidated cash costs per oz, net of by-product credits, increased to $9.31 primarily due to the higher direct costs per tonne and lower realized gold prices compared to 2020. All-in sustaining costs increased 16% to $20.34 per oz in 2021 as a result of higher cash costs, increased mine site exploration expenses and increased capital expenditures at Guanaceví to accelerate mine development within the El Curso ore body. Actual cost metrics were slightly higher than 2021 cost guidance primarily due to the increased costs relating to labour, power, consumables, increased third party ore purchases, higher royalties and special mining duty offset by the higher ore grades mined at Guanaceví.

The complete financial statements and management’s discussion & analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Investor Relations at 604-640-4804, toll free at 1-877-685-9775 or by email at info@edrsilver.

Conference Call

A conference call to discuss the Company’s 2021 financial results will be held today at 10:00 a.m. PT / 1:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Thursday, March 10, 2022 at 10:00 a.m. PT / 1:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610
Local or International +1-604-638-5340
Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free) +1-800-319-6413 in Canada and the US or +1-604-638-9010 outside of Canada and the US. The replay passcode is 8312#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Trish Moran
Interim Head of Investor Relations
Tel: (416) 564-4290
Email: pmoran@edrsilver.com
Website: www.edrsilver.com

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Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS and Other Financial Measures and ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, all-in sustaining cost (“AISC”) per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the December 31, 2021 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the December 31, 2021 MD&A available on SEDAR at www.sedar.com.

Reconciliation of Working Capital

Expressed in thousands US dollars	As at December 31, 2021	As at December 31, 2020

Current assets	$161,762	$104,970
Current liabilities	40,554	34,553
Working capital	$121,208	$70,417

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
(except for share numbers and per share amounts)	2021	2020	2021	2020
Net income (loss) for the period per financial statements	($471)	$19,923	$13,955	$1,159
Impairment (reversal) of non-current assets, net of tax	-	$424	(16,791)	$424
Gain on disposal of El Cubo mine and equipment, net of tax	-	-	(5,807)	-
Adjusted net earnings (loss)	($471)	$20,347	($8,643)	$1,583
Basic weighted average share outstanding	170,518,894	157,536,658	167,289,732	150,901,598
Adjusted net earnings (loss) per share	($0.00)	$0.13	($0.05)	$0.01

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2021	2020	2021	2020
Mine operating earnings (loss) per financial statements	$12,222	$20,814	$36,368	$27,335
Share-based compensation	87	60	421	330
Amortization and depletion	5,014	8,919	23,977	28,136
Write down of inventory to net realizable value	896	405	1,168	405
Mine operating cash flow before taxes	$18,219	$30,198	$61,934	$56,206

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
(except for per share amounts)	2021	2020	2021	2020
Cash from (used in) operating activities per financial statements	$18,071	$26,650	$23,462	$38,964
Net changes in non-cash working capital per financial statements	7,392	5,028	(8,776)	10,138
Operating cash flow before working capital changes	$10,679	$21,622	$32,238	$28,826
Basic weighted average shares outstanding	170,518,894	157,536,658	167,289,732	150,901,598
Operating cash flow before working capital changes per share	$0.06	$0.14	$0.19	$0.19

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2021	2020	2021	2020
Net income (loss) for the period per financial statements	($471)	$19,923	$13,955	$1,159
Depreciation and depletion – cost of sales	5,014	8,919	23,977	28,136
Depreciation and depletion – exploration	92	28	330	311
Depreciation and depletion – general & administration	63	49	165	202
Depreciation and depletion – care & maintenance	30	(31)	55	214
Depreciation and depletion – inventory write down	-	231	6	231
Finance costs	22	332	724	1,357
Current income tax expense	1,005	1,937	3,481	2,993
Deferred income tax expense (recovery)	4,992	(7,112)	12,252	(5,206)
EBITDA	$10,747	$24,276	$54,945	$29,397
Share based compensation	718	617	3,636	3,003
Impairment (reversal) of non-current assets, net of tax	-	424	(16,791)	424
Gain on disposal of El Cubo mine and equipment, net of tax	-	-	(5,807)	-
Adjusted EBITDA	$11,465	$25,317	$35,983	$32,824
Basic weighted average shares outstanding	170,518,894	157,536,658	167,289,732	150,901,598
Adjusted EBITDA per share	$0.07	$0.16	$0.22	$0.22

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands US dollars	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$18,689	$7,329	($5)	$26,013	$15,635	$7,420	$3,060	$26,115
Smelting and refining costs included in net revenue	-	362	(4)	358	-	380	111	491
Opening finished goods	(12,910)	(2,306)	-	(15,216)	(3,318)	(335)	(585)	(4,238)
Finished goods NRV adjustment	-	-	-	-	-	-	174	174
Closing finished goods	10,093	2,857	-	12,950	1,509	250	642	2,401
Direct operating costs	15,872	8,242	(9)	24,105	13,826	7,715	3,402	24,943
Royalties	4,199	79	4	4,282	4,210	69	155	4,434
Special mining duty (1)	932	(152)	-	780	1,050	354	-	1,404
Direct costs	21,003	8,169	(5)	29,167	19,086	8,138	3,557	30,781
By-product gold sales	(7,293)	(8,380)	(112)	(15,785)	(8,998)	(12,327)	(4,784)	(26,109)
Opening gold inventory fair market value	2,127	3,560	-	5,687	3,712	723	1,229	5,664
Closing gold inventory fair market value	(1,900)	(4,784)	-	(6,684)	(735)	(746)	(1,283)	(2,764)
Cash costs net of by-product	13,937	(1,435)	(117)	12,385	13,065	(4,212)	(1,281)	7,572
Amortization and depletion	2,181	2,827	177	5,185	2,850	2,779	3,290	8,919
Share-based compensation	43	44	-	87	16	22	22	60
Opening finished goods depreciation and depletion	(1,920)	(1,171)	-	(3,091)	(855)	(158)	(776)	(1,789)
NRV depreciation cost adjustment	-	-	-	6	-	-	231	231
Closing finished goods depreciation and depletion	1,965	635	-	2,600	271	104	804	1,179
Total production costs	$16,206	$900	$60	$17,172	$15,347	($1,465)	$2,290	$16,172

	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	108,334	105,158	-	213,492	106,425	107,332	23,632	237,389
Payable silver ounces	1,298,036	134,178	364	1,432,578	988,722	94,526	25,600	1,108,848

Cash costs per silver ounce	$10.74	($10.69)	N/A	$8.65	$13.21	($44.56)	($50.04)	$6.83
Total production costs per ounce	$12.49	$6.71	N/A	$11.99	$15.52	($15.50)	$89.45	$14.58
Direct operating costs per tonne	$146.51	$78.38	N/A	$112.91	$129.91	$71.88	$143.96	$105.07
Direct costs per tonne	$193.87	$77.68	N/A	$136.62	$179.34	$75.82	$150.52	$129.66

Expressed in thousands US dollars	Year Ended December 31, 2021				Year Ended December 31, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$51,761	$28,896	$8,946	$89,603	$40,693	$21,796	$11,612	$74,101
Smelting and refining costs included in net revenue	-	1,715	244	1,959	-	1,393	433	1,826
Opening finished goods	(1,509)	(250)	(642)	(2,401)	(1,509)	(219)	(169)	(1,897)
Finished goods NRV adjustment	-	-	266	266	-	-	174	174
Closing finished goods	10,093	2,857	-	12,950	1,509	250	642	2,401
Direct operating costs	60,345	33,218	8,814	102,377	40,693	23,220	12,692	76,605
Royalties	13,165	265	350	13,780	7,407	197	550	8,154
Special mining duty (1)	2,674	53	-	2,727	1,635	354	-	1,989
Direct costs	76,184	33,536	9,164	118,884	49,735	23,771	13,242	86,748
By-product gold sales	(22,639)	(38,645)	(8,738)	(70,022)	(17,458)	(33,970)	(14,126)	(65,554)
Opening gold inventory fair market value	735	746	1,283	2,764	437	244	213	894
Closing gold inventory fair market value	(1,900)	(4,784)	-	(6,684)	(735)	(746)	(1,283)	(2,764)
Cash costs net of by-product	52,380	(9,147)	1,709	44,942	31,979	(10,701)	(1,954)	19,324
Amortization and depletion	7,944	13,491	2,713	24,148	8,785	8,947	10,404	28,136
Share-based compensation	180	180	61	421	114	108	108	330
Opening finished goods depreciation and depletion	(271)	(104)	(804)	(1,179)	(252)	(43)	(121)	(416)
NRV depreciation and depletion cost adjustment	-	-	6	6	-	-	231	231
Closing finished goods depreciation and depletion	1,965	635	-	2,600	271	104	804	1,179
Total production costs	$62,198	$5,055	$3,685	$70,938	$40,897	($1,585)	$9,472	$48,784

	Year Ended December 31, 2021				Year Ended December 31, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	414,355	418,514	54,555	887,424	346,679	331,174	79,307	757,160
Payable silver ounces	4,320,567	462,700	43,414	4,826,681	3,061,982	333,293	86,819	3,482,094

Cash costs per silver ounce	$12.12	($19.77)	$39.37	$9.31	$10.44	($32.11)	($22.51)	$5.55
Total production costs per ounce	$14.40	$10.93	$84.88	$14.70	$13.36	($4.76)	$109.10	$14.01
Direct operating costs per tonne	$145.64	$79.37	$161.56	$115.36	$117.38	$70.11	$160.04	$101.17
Direct costs per tonne	$183.86	$80.13	$167.98	$133.97	$143.46	$71.78	$166.97	$114.57

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands US dollars	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$13,937	($1,435)	($117)	$12,385	$13,065	($4,212)	($1,281)	$7,572
Operations stock based compensation	43	44	-	87	16	22	22	60
Corporate general and administrative	1,538	578	22	2,138	1,972	1,009	375	3,356
Corporate stock based compensation	439	141	(11)	569	274	149	50	473
Reclamation - amortization/accretion	62	50	2	114	10	8	2	20
Mine site expensed exploration	251	448	-	699	246	199	284	729
Intangible payments	72	26	-	98	30	30	31	91
Equipment loan payments	246	489	-	735	315	650	-	965
Capital expenditures sustaining	7,742	3,344	-	11,086	3,519	3,750	-	7,269
All In Sustaining Costs	$24,330	$3,685	($104)	$27,911	$19,447	$1,605	($517)	$20,535
Growth exploration and evaluation				3,254				3,198
Growth capital expenditures				4,135				(678)
All In Costs				$35,300				$23,055

	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	108,334	105,158	-	213,492	106,425	107,332	23,632	237,389
Payable silver ounces	1,298,036	134,178	364	1,432,578	988,722	94,526	25,600	1,108,848
Silver equivalent production (ounces)	1,612,741	581,418	5,085	2,199,244	1,247,537	639,737	236,895	2,124,169

Sustaining cost per ounce	$18.74	$27.46	($285.98)	$19.48	$19.67	$16.98	($20.19)	$18.52
All In costs per ounce				$24.64				$20.79

Expressed in thousands US dollars	Year Ended December 31, 2021				Year Ended December 31, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$52,380	($9,147)	$1,709	$44,942	$31,979	($10,701)	($1,954)	$19,324
Operations stock based compensation	180	180	61	421	114	108	108	330
Corporate general and administrative	4,564	2,082	329	6,975	5,961	2,891	1,172	10,024
Corporate stock based compensation	1,912	873	138	2,923	1,480	718	291	2,489
Reclamation - amortization/accretion	100	83	9	192	39	30	9	78
Mine site expensed exploration	1,611	1,216	198	3,025	839	707	1,115	2,661
Intangible payments	250	114	18	382	117	117	117	351
Equipment loan payments	1,099	2,082	-	3,181	839	2,039	-	2,878
Capital expenditures sustaining	21,964	14,150	-	36,114	11,103	11,933	95	23,131
All In Sustaining Costs	$84,060	$11,633	$2,462	$98,155	$52,471	$7,842	$953	$61,266
Growth exploration and evaluation				14,277				6,600
Growth capital expenditures				7,872				2,408
All In Costs				$120,304				$70,274

	Year Ended December 31, 2021				Year Ended December 31, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	414,355	418,514	54,555	887,424	346,679	331,174	79,307	757,160
Payable silver ounces	4,320,567	462,700	43,414	4,826,681	3,061,982	333,293	86,819	3,482,094
Silver equivalent production (ounces)	5,398,927	2,463,572	389,248	8,251,747	3,856,195	1,870,358	758,334	6,484,887
Sustaining cost per ounce	$19.46	$25.14	$56.71	$20.34	$17.14	$23.53	$10.98	$17.59
All In costs per ounce				$24.92				$20.18

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2021	2020	2021	2020
Capital expenditures sustaining	$11,086	$7,269	$36,114	$23,131
Growth capital expenditures	4,135	(678)	7,872	2,408
Acquisition capital expenditures	10,106	-	10,106	-
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$25,327	$6,591	$54,092	$25,539

Reconciliation of Silver Co-Product Cash Costs and Gold Co-Product Cash Costs

Expressed in thousands US dollars	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$18,689	$7,329	($5)	$26,013	$15,635	$7,420	$3,060	$26,115
Smelting and refining costs included in net revenue	-	362	(4)	358	-	380	111	491
Royalties	4,199	79	4	4,282	4,210	69	155	4,434
Special mining duty (1)	932	(152)	-	780	1,050	354	-	1,404
Opening finished goods	(12,910)	(2,306)	-	(15,216)	(3,318)	(335)	(585)	(4,238)
Finished goods NRV adjustment	-	-	-	-	-	-	174	174
Closing finished goods	10,093	2,857	-	12,950	1,509	250	642	2,401
Direct costs	21,003	8,169	(5)	29,167	19,086	8,138	3,557	30,781

	Three Months Ended December 31, 2021				Three Months Ended December 31, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	1,301,941	141,258	365	1,443,564	991,697	99,417	26,175	1,117,289
Average realized silver price ($)	23.41	23.41	23.41	23.41	24.76	24.76	24.76	24.76
Silver value ($)	30,478,439	3,306,850	8,545	33,793,833	24,554,418	2,461,565	648,093	27,664,076

Gold production (ounces)	3,885	5,502	59	9,446	3,198	6,754	2,634	12,586
Average realized gold price ($)	1,811	1,811	1,811	1,811	1,885	1,885	1,885	1,885
Gold value ($)	7,035,735	9,964,122	106,849	17,106,706	6,028,230	12,731,290	4,965,090	23,724,610

Total metal value ($)	37,514,174	13,270,972	115,394	50,900,539	30,582,648	15,192,855	5,613,183	51,388,686
Pro-rated silver costs (%)	81%	25%	7%	66%	80%	16%	12%	54%
Pro-rated gold costs (%)	19%	75%	93%	34%	20%	84%	88%	46%

Pro-rated silver costs ($)	17,064	2,036	(0)	19,365	15,324	1,319	411	16,570
Pro-rated gold costs ($)	3,939	6,133	(5)	9,802	3,762	6,819	3,146	14,211

Silver co-product cash costs	$13.11	$14.41	($1.01)	$13.41	$15.45	$13.26	$15.69	$14.83
Gold co-product cash costs	$1,014	$1,115	($78)	$1,038	$1,176	$1,010	$1,194	$1,129

Expressed in thousands US dollars	Year Ended December 31, 2021				Year Ended December 31, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$51,761	$28,896	$8,946	$89,603	$40,693	$21,796	$11,612	$74,101
Smelting and refining costs included in net revenue	-	$1,715	$244	$1,959	-	1,393	433	1,826
Royalties	13,165	265	350	13,780	7,407	197	550	8,154
Special mining duty (1)	2,674	53	-	2,727	1,635	354	-	1,989
Opening finished goods	(1,509)	(250)	(642)	(2,401)	(1,509)	(219)	(169)	(1,897)
Finished goods NRV adjustment	-	-	266	266	-	-	174	174
Closing finished goods	10,093	2,857	-	12,950	1,509	250	642	2,401
Direct costs	76,184	33,536	9,164	118,884	49,735	23,771	13,242	86,748

	Year Ended December 31, 2021				Year Ended December 31, 2020
	Guanaceví	Bolañitos	El Compas	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	4,333,567	491,412	45,808	4,870,787	3,071,075	353,318	89,374	3,513,767
Average realized silver price ($)	25.22	25.22	25.22	25.22	21.60	21.60	21.60	21.60
Silver value ($)	109,292,560	12,393,411	1,155,278	122,841,248	66,335,220	7,631,669	1,930,478	75,897,367

Gold production (ounces)	13,317	24,652	4,293	42,262	9,814	18,963	8,362	37,139
Average realized gold price ($)	1,790	1,790	1,790	1,790	1,846	1,846	1,846	1,846
Gold value ($)	23,837,430	44,127,080	7,684,470	75,648,980	18,116,644	35,005,698	15,436,252	68,558,594

Total metal value ($)	133,129,990	56,520,491	8,839,748	198,490,228	84,451,864	42,637,367	17,366,730	144,455,961
Pro-rated silver costs (%)	82%	22%	13%	62%	79%	18%	11%	53%
Pro-rated gold costs (%)	18%	78%	87%	38%	21%	82%	89%	47%

Pro-rated silver costs ($)	62,543	7,354	1,198	73,575	39,066	4,255	1,472	45,578
Pro-rated gold costs ($)	13,641	26,182	7,966	45,309	10,669	19,516	11,770	41,170

Silver co-product cash costs	$14.43	$14.96	$26.15	$15.11	$12.72	$12.04	$16.47	$12.97
Gold co-product cash costs	$1,024	$1,062	$1,856	$1,072	$1,087	$1,029	$1,408	$1,109

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2021	2020	2021	2020
Gross silver sales	$33,090	$35,129	$97,257	$74,733
Silver ounces sold	1,413,699	1,419,037	3,856,883	3,460,638
Realized silver price per ounces	$23.41	$24.76	$25.22	$21.60

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2021	2020	2021	2020
Gross gold sales	$15,785	$26,109	$70,022	$65,554
Gold ounces sold	8,715	13,850	39,113	35,519
Realized gold price per ounces	$1,811	$1,885	$1,790	$1,846

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2022 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Appendix

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OFCOMPREHENSIVE EARNINGS (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Years ended
	December 31,	December 31,
	2021	2020

Revenue	$165,320	$138,461

Cost of sales:
Direct production costs	89,603	74,101
Royalties	13,783	8,154
Share-based payments	421	330
Depreciation, depletion and amortization	23,977	28,136
Write down of inventory to net realizable value	1,168	405
	128,952	111,126

Mine operating earnings	36,368	27,335

Expenses:
Exploration and evaluation	17,925	9,756
General and administrative	10,063	12,715
Care and maintenance costs	1,356	5,233
Impairment (reversal of impairment) of non-current assets, net	(16,791)	424
Severance costs	870	-
Write off of exploration properties	715	-
	14,138	28,128

Operating earnings (loss)	22,230	(793)

Finance costs	985	1,357

Other income (expense):
Foreign exchange	(1,131)	(1,553)
Gain on asset disposal	5,841	-
Investment and other	3,733	2,649
	8,443	1,096

Earnings (loss) before income taxes	29,688	(1,054)

Income tax expense (recovery):
Current income tax expense	3,481	2,993
Deferred income tax expense (recovery)	12,252	(5,206)
	15,733	(2,213)

Net earnings and comprehensive earnings for the year	$13,955	$1,159

Basic earnings per share based on net earnings	$0.08	$0.01
Diluted earnings per share based on net earnings	$0.08	$0.01

Basic weighted average number of shares outstanding	167,289,732	150,901,598
Diluted weighted average number of shares outstanding	170,663,883	154,039,714

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	December 31,	December 31,
	2021	2020

ASSETS

Current assets
Cash and cash equivalents	$103,303	$61,083
Other investments	11,200	4,767
Accounts and other receivable	14,462	20,144
Income tax receivable	177	52
Inventories	27,485	16,640
Prepaid expenses	5,135	2,284
Total current assets	161,762	104,970

Non-current deposits	599	591
Deferred financing costs	-	294
Income tax receivable	3,570	-
Non-current IVA receivable	4,256	2,676
Deferred income tax asset	936	12,753
Intangible assets	40	492
Right-of-use leased assets	664	861
Mineral properties, plant and equipment	122,197	87,955
Total assets	$294,024	$210,592

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$31,991	$27,764
Income taxes payable	4,228	3,038
Loans payable	4,128	3,578
Lease liabilities	207	173
Total current liabilities	40,554	34,553

Loans payable	6,366	6,094
Lease liabilities	794	921
Provision for reclamation and rehabilitation	7,397	8,876
Deferred income tax liability	1,506	1,077
Total liabilities	56,617	51,521

Shareholders’ equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 170,537,307 shares (Dec 31, 2020 - 157,924,708 shares)	585,406	517,711
Contributed surplus	6,331	9,662
Retained earnings (deficit)	(354,330)	(368,302)
Total shareholders’ equity	237,407	159,071
Total liabilities and shareholders’ equity	$294,024	$210,592

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of US dollars)

		Years ended
		December 31,		December 31,
	Notes	2021		2020

Operating activities
Net earnings for the year		$13,955		$1,159

Items not affecting cash:
Share-based compensation		3,636		3,003
Depreciation, depletion and amortization		24,527		28,863
Impairment (reversal of impairment) of non-current assets, net		(16,791)		424
Deferred income tax expense (recovery)		12,252		(5,206)
Unrealized foreign exchange loss (gain)		(176)	-	(1,032)
Finance costs		985		1,357
Write off of mineral properties		715		-
Write down of warehouse inventory		894		-
Write down of inventory to net realizable value		272		405
Loss (gain) on asset disposal		(5,914)		86
Loss (gain) on other investments		(2,117)		(233)
Net changes in non-cash working capital		(8,776)		10,138
Cash from operating activities		23,462		38,964

Investing activities
Proceeds on disposal of property, plant and equipment		10,113		190
Mineral property, plant and equipment		(54,092)		(25,539)
Purchase of short term investments		(3,307)		(5,497)
Proceeds from disposal of marketable securities		9,288		1,032
Redemption of (investment in) non-current deposits		(8)		-
Cash used in investing activities		(38,006)		(29,814)

Financing activities
Repayment of loans payable		(3,563)		(3,229)
Repayment of lease liabilities		(179)		(183)
Interest paid		(668)		(918)
Public equity offerings		59,998		26,367
Exercise of options		4,719		6,910
Share issuance costs		(1,293)		(1,112)
Deferred financing costs		-		(294)
Performance share unit redemption		(2,363)		-
Cash from financing activities		56,651		27,541

Effect of exchange rate change on cash and cash equivalents		113		1,024

Increase in cash and cash equivalents		42,107		36,691
Cash and cash equivalents, beginning of the year		61,083		23,368
Cash and cash equivalents, end of the year		$103,303		$61,083